UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4)

Canopy Growth Corporation

(Name of Issuer)

Common Shares, no par value

(Title of Class of Securities)

901164

(CUSIP Number)

Lloyd H. Spencer, Esq.

Nixon Peabody LLP

799 9th Street NW, Suite 500

Washington, D.C. 20001

(202) 585-8000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 27, 2019

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 901164

1	NAME OF REPORTING PERSONS Greenstar Canada Investment Limited Partnership
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Columbia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 37,753,802
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 37,753,802

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 37,753,802
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.4%
14	TYPE OF REPORTING PERSON PN

SCHEDULE 13D

CUSIP No. 901164

1	NAME OF REPORTING PERSONS Greenstar Canada Investment Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Columbia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 37,753,802
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 37,753,802

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 37,753,802
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.4%
14	TYPE OF REPORTING PERSON CO

SCHEDULE 13D

CUSIP No. 901164

1	NAME OF REPORTING PERSONS Constellation Brands Canada Holdings ULC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Nova Scotia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 37,753,802
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 37,753,802

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 37,753,802
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.4%
14	TYPE OF REPORTING PERSON HC and CO

SCHEDULE 13D

CUSIP No. 901164

1	NAME OF REPORTING PERSONS Constellation Capital LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 37,753,802
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 37,753,802

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 37,753,802
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.4%
14	TYPE OF REPORTING PERSON HC and CO

SCHEDULE 13D

CUSIP No. 901164

1	NAME OF REPORTING PERSONS Constellation International Holdings Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 37,753,802
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 37,753,802

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 37,753,802
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.4%
14	TYPE OF REPORTING PERSON HC and CO

SCHEDULE 13D

CUSIP No. 901164

1	NAME OF REPORTING PERSONS CBG Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS BK; WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 244,245,453
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 244,245,453

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 244,245,453
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 50.3%
14	TYPE OF REPORTING PERSON CO

SCHEDULE 13D

CUSIP No. 901164

1	NAME OF REPORTING PERSONS Constellation Brands, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS BK; WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 281,999,255
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 281,999,255

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 281,999,255
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 55.9%
14	TYPE OF REPORTING PERSON HC and CO

This Amendment No. 4 (this “Amendment”) is being filed by Greenstar Canada Investment Limited Partnership (“Greenstar LP”), Greenstar Canada Investment Corporation (“GCIC”), Constellation Brands Canada Holdings ULC, Constellation Capital LLC, Constellation International Holdings Limited, CBG Holdings LLC (“CBG”) and Constellation Brands, Inc. (“Constellation”) (collectively, the “Reporting Persons”), pursuant to Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

This Amendment amends the Schedule 13D filed on July 17, 2018 by Greenstar LP, GCIC, Constellation Brands Canada Holdings ULC, Constellation Capital LLC, Constellation International Holdings Limited and Constellation (the “Initial Schedule 13D”), as the Initial Schedule 13D was amended by (i) Amendment No. 1 filed on August 16, 2018 (the “First Amendment”), by the Reporting Persons, (ii) Amendment No. 2 filed on November 2, 2018 (the “Second Amendment”) by CBG and Constellation and (iii) Amendment No. 3 filed on December 3, 2018 (the “Third Amendment” and together with the First Amendment, the Second Amendment and the Initial Schedule 13D, the “Schedule 13D”) by Greenstar LP, GCIC, Constellation Brands Canada Holdings ULC, Constellation Capital LLC, Constellation International Holdings Limited and Constellation.

Item 1. Security and Issuer.

Item 1 of the Schedule 13D is hereby amended and restated in its entirety as follows:

The title and class of equity securities to which this Amendment relates is the Common Shares, no par value (the “Common Shares”), of Canopy Growth Corporation, a company organized and existing under the laws of Canada (the “Issuer” or “Canopy”). The principal executive offices of the Issuer are located at 1 Hershey Drive, Smiths Falls, Ontario Canada, K7A 0A8.

Item 2. Identity and Background.

Paragraphs (a) – (c) of Item 2 of the Schedule 13D is hereby revised and supplemented with the following:

(a) – (c)    The principal office address or business address of Greenstar LP and of GCIC is 1055 West Hastings Street, Suite 1700, Vancouver, British Columbia Canada, V6E 2E9.

Current information concerning the identity and background of each executive officer and director of CBG, GCIC, Constellation Brands Canada Holdings ULC, Constellation Capital LLC, Constellation International Holdings Limited and Constellation is set forth on Annex A (collectively, the “Covered Persons”), attached hereto and incorporated herein by reference.

Item 4. Purpose of Transaction

Item 4 of the Schedule 13D is hereby revised and supplemented with the following:

As previously reported, on November 1, 2018, CBG, a wholly-owned subsidiary of Constellation, acquired 139,745,453 Common Share purchase warrants in the Issuer (the “CBG Warrants”), which consisted of 88,472,861 CBG Warrants exercisable at a price of C$50.40 per share (the “Tranche A Warrants”) and 51,272,592 CBG Warrants exercisable upon the exercise, in full, of the Tranche A Warrants at a price based on the five-day volume-weighted average trading price of the Issuer’s common shares on the Toronto Stock Exchange immediately prior to exercise (the “Tranche B Warrants”). The CBG Warrants were exercisable over a three-year period from November 1, 2018.

On April 18, 2019, the Issuer entered into a definitive agreement (as amended, the “Acreage Arrangement”) with Acreage Holdings, Inc. (“Acreage”), that grants Issuer the right to acquire all of the issued and outstanding shares in the capital of Acreage (the “Acreage Transaction”), with a requirement for the Issuer to do so at such time as the general cultivation, distribution and possession of marijuana becomes legal under United States federal law or the regulation of such activities is removed from United States federal law, subject to obtaining the requisite prior approval of the shareholders of each of Acreage and the Issuer, as well as the approval of the Supreme Court of British Columbia. In connection with the Acreage Transaction, the Issuer and CBG entered into a Consent Agreement, dated April 18, 2019 (the “Consent Agreement”).

On June 19, 2019, the Issuer’s shareholders approved (i) the Acreage Arrangement and the Acreage Transaction and (ii) the Consent Agreement. Also, on June 19, 2019, the shareholders of Acreage approved the Acreage Arrangement and the Acreage Transaction. On June 21, 2019, the Supreme Court of British Columbia issued a final order approving the Acreage Arrangement under Section 291 of the Business Corporations Act (British Columbia). The Arrangement Filings pursuant to Section 400 of the Business Corporations Act (British Columbia) were filed with the Registrar of Companies on June 26, 2019 and the modified CBG Warrants were issued June 27, 2019.

In accordance with the Consent Agreement, the CBG Warrants were modified to consist of three tranches of warrants. The 88,472,861 modified Tranche A Warrants (the “Modified Tranche A Warrants”) continue to have an exercise price of C$50.40 per share but the expiration was extended to November 1, 2023. The remaining CBG Warrants consist of (i) 38,454,444 modified Tranche B Warrants (the “Modified Tranche B Warrants”) exercisable upon the exercise, in full, of the Modified Tranche A Warrants, at an exercise price of C$76.68 per share and (ii) 12,818,148 tranche C Warrants (the “Tranche C Warrants”) exercisable upon the exercise, in full, of the Modified Tranche A Warrants, at an exercise price based on the five-day volume-weighted average trading price of the Issuer’s common shares on the Toronto Stock Exchange immediately prior to exercise. The Modified Tranche B Warrants and the Tranche C Warrants will expire November 1, 2026. Additionally, the exercise price of the Modified Tranche B Warrants and the Tranche C Warrants may be reduced in the event the Issuer does not purchase, for cancellation, the lesser of 27,378,866 of its Common Shares and Common Shares having a value of C$1,582,995,262 during the period beginning April 18, 2019, and ending on the date that is 24 months after the date that all the Modified Tranche A Warrants are exercised. If for any reason the Issuer has not purchased for cancellation the Common Shares required to be purchased for cancellation, CBG will be credited an amount that will reduce the aggregate exercise price otherwise payable upon each exercise of the Modified Tranche B Warrants and the Tranche C Warrants in an amount equal to the difference between C$1,582,995,262 and the actual price paid by the Issuer in purchasing its Common Shares for cancellation.

The above description of the Consent Agreement is qualified in its entirety by the terms of the Consent Agreement between CBG and the Issuer, which is filed as Exhibit 99.2 to this Amendment.

Also, in connection with the Acreage Transaction, on April 18, 2019, Greenstar LP, CBG and the Issuer entered into the Second Amended and Restated Investor Rights Agreement (the “Second Investor Rights Agreement”). Under the Second Investor Rights Agreement, Greenstar LP, CBG and Constellation (collectively, the “CBG Group”) may purchase up to 20,000,000 Common Shares on the open market or in private agreement transactions with existing holders of Common Shares. Previously, the CBG Group could not acquire additional Common Shares on the open market or in private agreement transactions with existing holders of Common Shares until all the CBG Warrants had been exercised or expired. To the extent the CBG Group acquires additional Common Shares, the number of Modified Tranche B Warrants or Tranche C Warrants shall be decreased by one for each Common Share acquired.

The above description of the Second Investor Rights Agreement is qualified in its entirety by the terms of the Second Investor Rights Agreement between Greenstar LP, CBG and the Issuer, which is filed as Exhibit 99.3 to this Amendment.

On July 3, 2019, the Issuer announced that its Board of Directors and Bruce Linton agreed that Mr. Linton would step down as Co-Chief Executive Officer and a director. Mark Zekulin remains as sole Chief Executive Officer. The Issuer also announced the appointment of a new President and a new Board Chair.

Except as set forth in this Amendment, the Reporting Persons have no present plans or proposals that relate to or would result in any of the actions described in Item 4(a) through (j) of Schedule 13D. The Reporting Persons may evaluate on a continuing basis their investment in the Issuer and expect that they may from time to time acquire or dispose of Common Shares or other securities of the Issuer. The Reporting Persons may purchase or sell Common Shares or exercise the Warrants in the future, either on the open market or in private transactions, in each case, depending on a number of factors, including general market and economic conditions and other available investment opportunities. Depending on market conditions, general economic and industry conditions, the Issuer’s business and financial condition and/or other relevant factors, the Reporting Persons may develop other plans or intentions in the future relating to one or more of the actions described in Item 4(a) through (j) of Schedule 13D.

Item 5. Interest in Securities of the Issuer

Paragraphs (a) – (c) of Item 5 of the Schedule 13D is hereby revised and supplemented as follows:

(a) – (c) Except as set forth in the Schedule 13D, to the best knowledge of the Reporting Persons, the Covered Persons do not beneficially own any Common Shares as of June 27, 2019 other than Covered Persons (i) Robert L. Hanson, who holds restricted stock units convertible into 3,650 Common Shares, which were acquired on December 13, 2018 as compensation for his position as a director of the Issuer and (ii) Judy A. Schmeling, who holds restricted stock units convertible into 3,650 Common Shares, which were acquired on December 13, 2018 as compensation for her position as a director of the Issuer. The Reporting Persons disclaim beneficial ownership of each Covered Person’s Common Shares and such Common Shares are excluded from the aggregate amounts reported by the Reporting Persons in this Amendment and Schedule 13D. The restricted stock units granted to each of Mr. Hanson and Ms. Schmeling vest quarterly in equal amounts over one year. As of June 27, 2019, each has 1,825 vested restricted stock units and 1,825 unvested restricted stock units.

Neither the Reporting Persons, nor to the best knowledge of the Reporting Persons, any of the Covered Persons, has engaged in any transaction involving any Common Shares during the 60-day period ended June 27, 2019 other than the vesting of the restricted stock units.

The aggregate percentage of Common Shares reported owned by the Reporting Persons is based upon 345,546,829 Common Shares outstanding, which is the total number of Common Shares outstanding as of May 17, 2019, as reported by the Issuer in its Form 6-K filed on May 23, 2019, plus (i) in the case of CBG and Constellation 139,745,453 Common Shares underlying the CBG Warrants and, (ii) in the case of Greenstar LP, GCIC, Constellation Brands Canada Holdings ULC, Constellation Capital LLC, Constellation International Holdings Limited and Constellation, 18,876,901 Common Shares underlying warrants held by Greenstar LP, that are exercisable within 60 days of the date hereof and are treated as issued and outstanding only for the purpose of computing the percentage ownership of the Reporting Persons pursuant to Rule 13d-3(1)(i) under the Exchange Act.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby revised and supplemented as follows:

In connection with the transactions described in Item 4 above, CBG and the Issuer entered into the Consent Agreement (which is described in Item 4) on April 18, 2019, and Greenstar LP, CBG and the Issuer entered into the Second Investor Rights Agreement (which is described in Item 4) on April 18, 2019. Other than as described in this Amendment and the Schedule 13D, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons and any other person with respect to any securities, including the Common Shares.

Item 7. Material to Be Filed as Exhibits

Exhibit 99.1	Joint Filing Agreement among the Reporting Persons dated July 3, 2019.

Exhibit 99.2	Consent Agreement, dated April 18, 2019, by and between CBG Holdings LLC and Canopy Growth Corporation (incorporated herein by reference to Exhibit 99.4 of Canopy Growth Corporation’s Form 6-K filed April 30, 2019).

Exhibit 99.3	Second Amended and Restated Investor Rights Agreement, dated April 18, 2019, by and among Greenstar Canada Investment Limited Partnership, CBG Holdings LLC and Canopy Growth Corporation (incorporated herein by reference to Exhibit 99.3 of Canopy Growth Corporation’s Form 6-K filed April 30, 2019).

Signature

After reasonable inquiry and to the best of the undersigned’s knowledge and belief I certify that the information set forth in this statement is true, complete and correct.

Dated: July 3, 2019	CBG Holdings LLC

By: /s/ Garth Hankinson
Name: Garth Hankinson
Title: President

Greenstar Canada Investment Limited Partnership

	By:	Greenstar Canada Investment Corporation, its general partner

By: /s/ Garth Hankinson
Name: Garth Hankinson
Title: President

Greenstar Canada Investment Corporation

By: /s/ Garth Hankinson
Name: Garth Hankinson
Title: President

Constellation Brands Canada Holdings ULC

By: /s/ Garth Hankinson
Name: Garth Hankinson
Title: President

Constellation Capital LLC

By: /s/ Oksana S. Dominach
Name: Oksana S. Dominach
Title: Vice President and Treasurer

Constellation International Holdings Limited

By: /s/ Oksana S. Dominach
Name: Oksana S. Dominach
Title: Vice President and Treasurer

Constellation Brands, Inc.

By: /s/ James O. Bourdeau
Name: James O. Bourdeau
Title: Executive Vice President, General Counsel and Secretary

Annex A

The following is a list, as of June 27, 2019, of the executive officers and directors of each of CBG Holdings LLC, Greenstar Canada Investment Corporation, Constellation Brands Canada Holdings ULC, Constellation Capital LLC, Constellation International Holdings Limited and Constellation Brands, Inc. (collectively, the “Covered Persons”), setting forth the present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted and citizenship for each such person. Each Covered Person is a citizen of the United States, unless otherwise noted, and does not have any other principal occupation (outside of similar positions held with respect to other entities directly or indirectly affiliated with Constellation Brands, Inc.) unless otherwise noted.

Executive Officers of CBG Holdings LLC:

Name	Position	Business Address	Citizenship
Garth Hankinson	President	207 High Point Drive, Building 100, Victor, New York 14564	US
Oksana S. Dominach	Vice President and Treasurer	207 High Point Drive, Building 100, Victor, New York 14564	US
Jeffrey H. LaBarge	Vice President and Assistant Secretary	207 High Point Drive, Building 100, Victor, New York 14564	US
Barbara J. LaVerdi	Secretary and Assistant Treasurer	207 High Point Drive, Building 100, Victor, New York 14564	US
Thomas M. McCorry	Vice President	207 High Point Drive, Building 100, Victor, New York 14564	US
Timothy D. Robins	Vice President	207 High Point Drive, Building 100, Victor, New York 14564	US
Janet Stewart	Vice President	207 High Point Drive, Building 100, Victor, New York 14564	US

Directors of CBG Holdings LLC:

Name	Principal Occupation or Employment	Business Address	Citizenship
James O. Bourdeau	Executive Vice President, General Counsel and Secretary of Constellation Brands, Inc.	207 High Point Drive, Building 100, Victor, New York 14564	US

Executive Officers of Greenstar Canada Investment Corporation:

Name	Position	Business Address	Citizenship
Garth Hankinson	President	207 High Point Drive, Building 100, Victor, New York 14564	US
Oksana S. Dominach	Vice President and Treasurer	207 High Point Drive, Building 100, Victor, New York 14564	US
Christopher Edwards	Vice President	131 S. Dearborn Street, Chicago, Illinois 60603	US
Barbara J. LaVerdi	Secretary	207 High Point Drive, Building 100, Victor, New York 14564	US
Janet Stewart	Vice President	207 High Point Drive, Building 100, Victor, New York 14564	US

Directors of Greenstar Canada Investment Corporation:

Name	Position	Business Address	Citizenship
James O. Bourdeau	Executive Vice President, General Counsel and Secretary of Constellation Brands, Inc.	207 High Point Drive, Building 100, Victor, New York 14564	US
Christopher Edwards	Senior Vice President, Strategy of Constellation Brands, Inc.	131 S. Dearborn Street, Chicago, Illinois 60603	US
Garth Hankinson	Senior Vice President, Corporate Development of Constellation Brands, Inc.	207 High Point Drive, Building 100, Victor, New York 14564	US

Executive Officers of Constellation Brands Canada Holdings ULC:

Name	Position	Business Address	Citizenship
Garth Hankinson	President	207 High Point Drive, Building 100, Victor, New York 14564	US
Oksana S. Dominach	Vice President and Treasurer	207 High Point Drive, Building 100, Victor, New York 14564	US
Barbara J. LaVerdi	Secretary and Assistant Treasurer	207 High Point Drive, Building 100, Victor, New York 14564	US
Janet Stewart	Vice President	207 High Point Drive, Building 100, Victor, New York 14564	US

Directors of Constellation Brands Canada Holdings ULC:

Name	Principal Occupation or Employment	Business Address	Citizenship
Oksana S. Dominach	Senior Vice President and Treasurer of Constellation Brands, Inc.	207 High Point Drive, Building 100, Victor, New York 14564	US
Janet Stewart	Senior Vice President, Tax of Constellation Brands, Inc.	207 High Point Drive, Building 100, Victor, New York 14564	US

Executive Officers of Constellation Capital LLC:

Name	Position	Business Address	Citizenship
David Klein	President	207 High Point Drive, Building 100, Victor, New York 14564	US
Oksana S. Dominach	Vice President and Treasurer	207 High Point Drive, Building 100, Victor, New York 14564	US
Barbara J. LaVerdi	Secretary and Assistant Treasurer	207 High Point Drive, Building 100, Victor, New York 14564	US
Janet Stewart	Vice President	207 High Point Drive, Building 100, Victor, New York 14564	US

Directors of Constellation Capital LLC:

Name	Principal Occupation or Employment	Business Address	Citizenship
James O. Bourdeau	Executive Vice President, General Counsel and Secretary of Constellation Brands, Inc.	207 High Point Drive, Building 100, Victor, New York 14564	US
David Klein	Executive Vice President and Chief Financial Officer of Constellation Brands, Inc.	207 High Point Drive, Building 100, Victor, New York 14564	US

Executive Officers of Constellation International Holdings Limited:

Name	Position	Business Address	Citizenship
F. Paul Hetterich	President	207 High Point Drive, Building 100, Victor, New York 14564	US
David Klein	Executive Vice President	207 High Point Drive, Building 100, Victor, New York 14564	US
Robert L. Hanson	Executive Vice President	1255 Battery Street, Suite 300, San Francisco, California 94111	US
Oksana S. Dominach	Vice President and Treasurer	207 High Point Drive, Building 100, Victor, New York 14564	US
Barbara J. LaVerdi	Secretary and Assistant Treasurer	207 High Point Drive, Building 100, Victor, New York 14564	US
Janet Stewart	Vice President	207 High Point Drive, Building 100, Victor, New York 14564	US

Directors of Constellation International Holdings Limited:

Name	Principal Occupation or Employment	Business Address	Citizenship
James O. Bourdeau	Executive Vice President, General Counsel and Secretary of Constellation Brands, Inc.	207 High Point Drive, Building 100, Victor, New York 14564	US
F. Paul Hetterich	Executive Vice President and President, Beer Division of Constellation Brands, Inc.	207 High Point Drive, Building 100, Victor, New York 14564	US
David Klein	Executive Vice President and Chief Financial Officer of Constellation Brands, Inc.	207 High Point Drive, Building 100, Victor, New York 14564	US

Executive Officers of Constellation Brands, Inc.:

Name	Position	Business Address	Citizenship
William A. Newlands	President and Chief Executive Officer	131 S. Dearborn Street, Chicago, Illinois 60603	US
Robert Sands	Chairman of the Board	207 High Point Drive, Building 100, Victor, New York 14564	US
Richard Sands	Vice Chairman of the Board	207 High Point Drive, Building 100, Victor, New York 14564	US
David Klein	Executive Vice President and Chief Financial Officer	207 High Point Drive, Building 100, Victor, New York 14564	US
James O. Bourdeau	Executive Vice President, General Counsel and Secretary	207 High Point Drive, Building 100, Victor, New York 14564	US
Thomas M. Kane	Executive Vice President and Chief Human Resources Officer	207 High Point Drive, Building 100, Victor, New York 14564	US
James A. Sabia, Jr.	Executive Vice President and Chief Marketing Officer	131 S. Dearborn Street, Chicago, Illinois 60603	US
F. Paul Hetterich	Executive Vice President and President, Beer Division	207 High Point Drive, Building 100, Victor, New York 14564	US
Robert L. Hanson	Executive Vice President and President, Wine & Spirits Division	1255 Battery Street, Suite 300, San Francisco, California 94111	US

Directors of Constellation Brands, Inc.:

Name	Principal Occupation or Employment	Business Address	Citizenship
Jennifer M. Daniels	Chief Legal Officer and Secretary of Colgate-Palmolive Company	207 High Point Drive, Building 100, Victor, New York 14564	US
Jerry Fowden	Executive Chairman of the Board of Cott Corporation	207 High Point Drive, Building 100, Victor, New York 14564	United Kingdom
Barry A. Fromberg	Senior Advisor to CEO of HNI Healthcare	207 High Point Drive, Building 100, Victor, New York 14564	US
Ernesto M. Hernandez	President and Managing Director of General Motors de Mexico, S. de R.L. de C.V.	207 High Point Drive, Building 100, Victor, New York 14564	Mexico
Susan Somersille Johnson	Executive Vice President and Chief Marketing Officer of SunTrust Banks, Inc.	207 High Point Drive, Building 100, Victor, New York 14564	US
James A. Locke III	Senior Counsel to the law firm of Nixon Peabody LLP	207 High Point Drive, Building 100, Victor, New York 14564	US
Daniel J. McCarthy	President and Chief Executive Officer of Frontier Communications Corporation	207 High Point Drive, Building 100, Victor, New York 14564	US
William A. Newlands	President and Chief Executive Officer of Constellation Brands, Inc.	131 S. Dearborn Street, Chicago, Illinois 60603	US
Richard Sands	Vice Chairman of the Board of Constellation Brands, Inc.	207 High Point Drive, Building 100, Victor, New York 14564	US
Robert Sands	Chairman of the Board of Constellation Brands, Inc.	207 High Point Drive, Building 100, Victor, New York 14564	US
Judy A. Schmeling	Former Chief Operating Officer of HSN, Inc., and former President of HSN’s Cornerstone Brands	207 High Point Drive, Building 100, Victor, New York 14564	US
Keith E. Wandell	Retired Chairman of the Board, President and Chief Executive Officer of Harley-Davidson, Inc.	207 High Point Drive, Building 100, Victor, New York 14564	US